Exhibit (a)(1)(v)

FORM OF PROMISSORY NOTE

NON-NEGOTIABLE PROMISSORY NOTE

BLACKROCK HEDGE FUND GUIDED PORTFOLIO SOLUTION

Dated: _______, 2023

FOR VALUE RECEIVED, BlackRock Hedge Fund Guided Portfolio Solution (“Payor” or the “Trust”), a Delaware statutory trust issuing its common shares of beneficial interest (“Shares”), hereby promises individually to each of the payees set forth on Exhibit A hereto (each, a “Payee”) to pay the Payment Amount (as defined in Section 2) payable with respect to that Payee. This Note shall be deemed a separate instrument issued individually with respect to each Payee.

This Note is being issued so that Payor may repurchase Shares (the “Repurchased Shares”) from the Payees pursuant to the terms and subject to the conditions set out in the Offer to Purchase dated March 28, 2023 and the Letter of Transmittal submitted by each Payee (in the case of Payees that hold their account directly with BlackRock) (which Offer to Repurchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Note is not negotiable and is not interest-bearing.

1. General Payment Provisions. The Payor will make the payments under this Note in cash in two or more installments as described in Section 2 below in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Note will be made by immediately available funds to Payee’s account.

2. Payment. The “Payment Amount” for each Payee will be an amount equal to the value of the Payee’s Repurchased Shares determined as of June 30, 2023 (the “Valuation Date”) (and valued in accordance with the Trust’s Agreement and Declaration of Trust and the Trust’s then-current prospectus (the “Prospectus”)). The Payor will make payment under this Note to each Payee as follows:

(a)

An initial payment equal to approximately ninety percent (90%) of the amount required to be paid to such Payee under this Note will be made as of the later of (i) any business day that is within thirty five (35) days after the Valuation Date, or (ii) if the Trust has requested withdrawals of its capital from any Portfolio Funds (as defined in the Prospectus) in order to fund the repurchase of Shares, within ten business days after the Trust has received at least ninety percent (90%) of the aggregate amount withdrawn from the Portfolio Funds; and

(b)

The balance due under this Note to such Payee will be paid within one hundred twenty (120) days after the Valuation Date and will be subject to adjustment as a result of any corrections to the Trust’s net asset value as of the Valuation Date.

Notwithstanding the foregoing, if the Payee tendered only a portion, but not all, of the Shares held by such Payee and will continue to hold Shares with a value of at least the minimum initial subscription amount after giving effect to the repurchase, payment in full of the total amount required to be paid to the Payee under this Note will be made to the Payee in a single installment as of any business day that is within thirty five (35) days after the Valuation Date.

Payee acknowledges that the board of trustees of the Trust (the “Board”) has discretion to hold back any amount of the balance due under this Note for longer than the periods described above, but not longer than until promptly after the completion of the annual audit of the Trust’s financial statements for the fiscal year in which the Offer occurs, with such balance being subject to adjustment as a result of the Trust’s annual audit or as a result of any other corrections to the Trust’s net asset value as of the Valuation Date. In the event the Board determines to hold back any such amount of the balance due under this Note in accordance with the foregoing, such balance, as adjusted in accordance with the foregoing (if applicable), will be paid not later than promptly after the completion of the Trust’s annual audit.

3. Optional Prepayment. This Note may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

4. Events of Default.

(a)

The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note; provided, however, that an event of default with respect to one Payee shall not in and of itself cause an event of default with respect to any other Payee:

(i)	The Payor defaults in payment when due to the applicable Payee and any such default continues for a period of ten (10) days; or

(ii)

The Payor shall commence any proceeding or other action relating to Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Payor or the debts of the Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Payor; the Payor makes a general assignment for the benefit of creditors of the Payor; or the Payor generally admits its inability to pay its debts as they become due and payable; or

(iii)

The commencement of any proceeding or the taking of any other action against Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Payor or the debts of the Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Payor and the continuance of any such event for sixty (60) days undismissed, unbonded or undischarged.

(b)

Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee. This Note may be entitled to the benefits of a security agreement imposing a lien on certain of the Trust’s assets. The lien under the security agreement may be released upon the terms set forth in the security agreement.

5.

Inspection of Books and Records; Reports. Each Payee shall retain all rights, with respect to Repurchased Shares, to inspect the books and records of the Trust and to receive financial and other reports relating to the Trust until the payment of the Payment Amount in respect of such Payee has been made in full. Except as otherwise provided in this Note, such Payee shall not be a shareholder of the Trust and shall have no other rights in respect of the Repurchased Shares (including, without limitation, any voting rights) under the Trust’s Agreement and Declaration of Trust.

6.	Miscellaneous.

(a)

Governing Law; Consent to Jurisdiction. This Note and the rights and remedies of the Payor and each Payee will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Note may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Note or the subject matter hereof may not be enforced in or by such court.

(b)

Notices. All communications under this Note will be given in writing, sent by registered mail, to the address set forth below in the case of the Payor, or to the address of the Payee set forth on Exhibit A hereto in the case of a Payee, or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

Payor Address:	BlackRock Hedge Fund Guided Portfolio Solution 100 Bellevue Parkway Wilmington, Delaware 19809 Telephone: (800) 882-0052

(c)

Severability, Binding Effect. Any provision of this Note that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d)	Amendment; Waiver. No provision of this Note may be waived, altered or amended with respect to any Payee, except by written agreement between the Payor and such Payee.

(e)	Waiver of Presentment. Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Note.

(f)	Entire Agreement. This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.

(g)

Separate Obligations. The obligations of the Payor to each Payee hereunder are separate rather than joint, and a Payee may seek payment or the enforcement of any obligation of the Payor under this Note only with respect to itself and not any other Payee hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, Payor has duly caused this Note to be duly executed as of the date first above written.

BLACKROCK HEDGE FUND GUIDED PORTFOLIO SOLUTION

By:
Name: Title:

Exhibit A